Exhibit 99.1

Viveve® Reports Record Second Quarter Financial Results

Quarterly revenue increases 21% and Viveve® System installed base grows 53% – Viveve System now available in 65 countries with regulatory approval for marketing in 27 countries

SUNNYVALE, California – August 11, 2016 – Viveve Medical, Inc. (“Viveve”) (Nasdaq: VIVE), a medical technology company focused on women’s health, today reported financial results for the quarter ended June 30, 2016.

“The second quarter continued to be a record breaking period for the company. We achieved another record quarter of sales - with an installed base that has grown to 115 Viveve Systems,” said Patricia Scheller, Viveve’s chief executive officer. “As we aggressively advance our commercial strategy around the world, our focus will be on attaining additional regulatory clearances, generating additional differentiating clinical data and increasing awareness of vaginal laxity, a condition that affects millions of women worldwide. We believe that the Viveve System currently provides the only safe and effective non-surgical option that is clinically proven to successfully address vaginal laxity and female sexual dysfunction."

2016 Business Highlights

●	Announced positive final results for both the primary and key secondary endpoints for the VIVEVE I clinical study – the first randomized, blinded and sham-controlled study conducted in vaginal laxity

●	Uplisted the company’s common stock to The Nasdaq Capital Market

●	Announced a distribution contract for the private China market

●	Successfully raised gross proceeds of $15.5 million in equity capital to support our clinical, regulatory and global commercialization efforts

●	Executed a $10 million term loan with Western Alliance Bank to meet our expanding working capital requirements

●	Added three new, independent, and seasoned commercial executives to our Board of Directors

Q2 Financial Results

"Since launching commercially in Q3 2015, we have seen continued sales momentum around the globe and believe we are well positioned to build on our early commercial success throughout the remainder of 2016," stated Scott Durbin, Viveve’s chief financial officer, adding, "We continue to exceed our commercial expectations and customer feedback continues to be very positive.”

Revenue for the second quarter of 2016 totaled $1,556,000 from the sale of 40 Viveve Systems, 402 disposable treatment tips and other ancillary consumables, compared to revenue of $73,000 for the same period in 2015, an increase of $1,483,000.

Gross profit for the second quarter of 2016 was $534,000, compared to gross profit of $20,000, for the same period in 2015, an increase of $514,000. The increase in gross profit was primarily due to the sale of 40 Viveve Systems to our distributors in the quarter.

Total operating expenses for the second quarter of 2016 increased 75% to $5,078,000 from $2,907,000 in the same period in 2015, primarily as a result of increased efforts to support commercialization of our product in existing and new markets, increased research and development efforts and to implement strategies to protect our intellectual property. Spending on research and development during the second quarter of 2016 increased due to costs associated with increased engineering and development work with our contract manufacturer related to product improvement efforts. Selling, general and administrative expenses for the second quarter of 2016 increased primarily due to increased sales and marketing efforts to build brand and market awareness, expenses associated with being a public company and financing efforts.

Net loss for the second quarter of 2016 was $5,316,000, or a loss of $0.66 per share, compared with a net loss of $3,006,000, or a loss of $0.67 per share, for the same period in 2015.

Cash and cash equivalents were $19,931,000 as of June 30, 2016, an increase of $12,571,000 from $7,360,000 as of December 31, 2015.

Conference Call Information

The company will host a live conference call at 5:00 p.m. ET today. The conference call can be accessed at http://dpregister.com/10090630. The dial-in telephone number will be provided upon registration either in advance of or at the time of the conference call. The conference call will be archived on the company’s website at http://ir.viveve.com/ir-calendar.

About Viveve

Viveve Medical, Inc. is a women's health company passionately committed to advancing new solutions to improve women's overall well-being and quality of life. The company's lead product, the globally patented Viveve System, is a non-surgical, non-ablative medical device that remodels collagen and restores tissue with only one treatment session. The Viveve System treats the condition of vaginal laxity that can result in decreased physical sensation and sexual satisfaction. Physician surveys indicate that vaginal laxity is the number one post-delivery physical change for women, being more prevalent than weight gain, urinary incontinence or stretch marks. The Viveve Treatment uses patented, reverse-thermal gradient radiofrequency technology to tighten vaginal tissue in one 30-minute out-patient treatment in a physician's office. The Viveve System has received regulatory approval in many countries throughout the world and is available through physician import license in Japan. It is currently not available for sale in the U.S. For more information, please visit Viveve's website at www.viveve.com.

Safe Harbor Statement

All statements in this press release that are not based on historical fact are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. While management has based any forward-looking statements included in this press release on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to materially differ from such statements. Such risks, uncertainties and other factors include, but are not limited to, the fluctuation of global economic conditions, the performance of management and our employees, our ability to obtain financing, competition, general economic conditions and other factors that are detailed in our periodic and current reports available for review at www.sec.gov. Furthermore, we operate in a highly competitive and rapidly changing environment where new and unanticipated risks may arise. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. We disclaim any intention to, and undertake no obligation to, update or revise forward-looking statements to reflect events or circumstances that subsequently occur or of which we hereafter become aware.

Viveve is a registered trademark of Viveve, Inc.

Investor Relations contact:

Amato and Partners, LLC

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New York, NY 10016

admin@amatoandpartners.com

Media contact:
Jessica Burns
Berry & Company Public Relations
(212) 253-8881
jburns@berrypr.com

VIVEVE MEDICAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$19,931	$7,360
Accounts receivable	589	593
Inventory	845	1,549
Prepaid expenses and other current assets	1,204	1,228
Total current assets	22,569	10,730
Property and equipment, net	356	239
Other assets	139	138
Total assets	$23,064	$11,107
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,854	$1,432
Accrued liabilities	2,090	1,293
Note payable, current portion	-	4,446
Total current liabilities	3,944	7,171
Note payable, noncurrent portion	9,560	-
Total liabilities	13,504	7,171

Stockholders’ equity:
Preferred stock	-	-
Common stock and paid-in capital	67,493	52,447
Accumulated deficit	(57,933)	(48,511)
Total stockholders’ equity	9,560	3,936
Total liabilities and stockholders’ equity	$23,064	$11,107

VIVEVE MEDICAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

Revenue	$1,556	$73	$2,840	$111
Cost of revenue	1,022	53	1,958	103
Gross profit	534	20	882	8

Operating expenses:
Research and development	2,463	1,086	4,259	1,931
Selling, general and administrative	2,615	1,821	5,163	3,398
Total operating expenses	5,078	2,907	9,422	5,329
Loss from operations	(4,544)	(2,887)	(8,540)	(5,321)
Interest expense	(765)	(105)	(873)	(188)
Other income (expense), net	(7)	(14)	(9)	(21)
Net loss	$(5,316)	$(3,006)	$(9,422)	$(5,530)

Net loss per share:
Basic and diluted	$(0.66)	$(0.67)	$(1.21)	$(1.64)

Weighted average shares used in computing net loss per common share
Basic and diluted	8,080,737	4,454,012	7,786,889	3,379,504